March 23, 2006

Via Facsimile and U.S. Mail 212-376-0573

Catherine K. Jessup
Vice President - Chief Financial Officer and Treasurer
The Topps Company, Inc.
One Whitehall Street
New York, NY  10004

	RE:	  The Topps Company, Inc.
  File No. 0-15817
  Form 10-K for the fiscal period ended February 26, 2005

Dear Ms. Jessup:

      We have reviewed the above referenced filing, and your letter dated March 10, 2006, and have the following comment. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-K for the fiscal year ended February 26, 2005

Note 16:  Segment and Geographic Information

1. We note your response to prior comment 7. Although we understand that you believe that disclosing product level revenue on a regular basis may put the company at a significant disadvantage, the FASB considered this matter and decided that a competitive-harm exemption was inappropriate in its final deliberations of SFAS No. 131, as cited in paragraph 109-111 of the standard. Therefore, we continue to believe that the amounts of revenue generated for each significant product should be disclosed in accordance with paragraph 37 of SFAS
No. 131, especially in light of the erratic or unpredictable nature of the Entertainment reporting unit and the importance of understanding key trends and performance in major product groups. Please revise accordingly in future filings.



*    *    *    *

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307, Joe Foti at 202-551-3816, or the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




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The Topps Company, Inc.
March 23, 2006
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